Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 9:

We consent to the use of our reports dated December 15, 2017, with respect to the financial statements and financial highlights of Prudential Select Real Estate Fund and Prudential Real Estate Income Fund, and our report dated December 18, 2017, with respect to the financial statements and financial highlights of Prudential International Bond Fund, each a series of Prudential Investment Portfolios 9, as of October 31, 2017, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

February 22, 2018